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                Exhibit 11 - Statement Re: Computation of Earnings (Loss) Per Share - Pro Forma

                                    (000's omitted, except per share data)
                                                                 Three Months Ended       Nine Months Ended
                                                                   September 30,            September 30,
                                                                   -------------            -------------
                                                                1996         1995         1996         1995
                                                               -------      -------      -------      -------
Weighted average common shares outstanding                       5,197        5,198        5,197        5,196
Effect of preferred stock - assumed converted
   at date of issuance                                           5,777        5,777        5,777        5,663
Weighted average common stock equivalent shares
   resulting from stock options and warrants                        --           --           --          496
Effect of common and common stock equivalent
   shares issued by the Company during the twelve
   month period immediately preceding the Company's
   initial public offering in October 1996 (using the
   treasury stock method)                                        3,281        3,281        3,281        3,281
                                                               -------      -------      -------      -------
Shares used in computing pro forma
   net income (loss) per share                                  14,255       14,256       14,255       14,636
                                                               =======      =======      =======      =======
Net income (loss)                                              $(2,417)     $(1,638)     $(8,404)     $ 3,467
Pro forma net income (loss) per share                          $ (0.17)     $ (0.11)     $ (0.59)     $  0.24
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